PotNetwork Holdings, Inc.

July 5, 2019

US SEC

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	PotNetwork Holdings, Inc.
Form 10-12G Filed May 9, 2019 File No. 000-55969

Ladies and Gentlemen:

We have electronically filed herewith on behalf of PotNetwork Holdings Inc., Inc. (the “Company”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement on Form 10 (“Form 10”). In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Kevin Hagen dated May 9, 2019.

Item I. Description of Business

New Product Pipeline and Scientific Advisory Board, page 6

1. The Company had disclosed the names and qualifications of the Scientific Advisory Board and their compensation in response to the Staff’s comment.

Product Formulation and Production, page 6

2. The Company has revised the Form 10 to state throughout that the Company does not carry inventory. Additionally, the Company has disclosed the name and location of its primary manufacturer.

Government Regulation, page 7

3. The Company has significantly revised this section to provide an analysis of the Controlled Substances Act (the “CSA”) and the Agriculture Improvement Act of 2018 (the “Farm Bill”). The Company has also modified the corresponding risk factor.

4. In accordance with the Staff’s comment, the Company has provided an extensive explanation of the FDA Warning Letter and the Company’s current status with regard thereto.

PotNetwork Holdings, Inc.

July 5, 2019

5. The Company has removed the reference to “labeling” in response to the Staff’s comment.

Item 1A. Risk Factors, page 8

6. The Company has revised its Risk Factors to include possible consequences of an adverse action as a result of the FDA Warning Letter.

Item 2. Financial Information

Management’s Discussion and Analysis of Financial Condition and Plan of Operations, page 15

7. In response to the Staff’s comments we have removed the statement “Hemp-derived CBD products have a wide range of potential health and wellness supporting applications which have been increasingly validated by leading medical organizations[s]”.

Results of Operations during the year ended December 31, 2018 as compared to the year ended December 31, 2017, page 15

8. The Company has revised the MD&A to provide the specific information and explanations requested by the comment.

Liquidity and Capital Resources, page 15

9. In response to the Staff’s comment the Company has revised the disclosure to clarify that the Company has made advances and removed the references to “prepaid expenses”.

10. In response to the Staff’s comment the Company has broken out accounts payable, notes payable, and amounts due third parties.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 17

11. The Company has provided a calculation of the number of shares common stock into which the preferred stock is convertible in this section and in the Risk Factors section.

Item 8. Legal Proceedings, page 20

12. The Company has revised its disclosure of its pending legal proceedings to provide a more detailed explanation of the issues being litigated and the Company’s position with respect to those issues.

PotNetwork Holdings, Inc.

July 5, 2019

Item 10. Recent Sales of Unregistered Securities, page 22

13. The Company has added to this disclosure the relevant exemptions for each issuance of shares described in this section.

Report of Independent Registered Public Accounting Firm, page F-1

14. The Company’s financial statements for the year ended December 31, 2017, where audited by an independent registered public accounting firm other than the Company’s current independent registered public accounting firm The Company has included the audit report of the prior auditor covering the period.

15. The Company’s independent registered public accounting firm has confirmed that they did, in fact, perform an audit of our ICFR and have added the appropriate paragraph to their audit report and we have also added additional information to the notes to financial statements as Appendix I and Appendix II.

Consolidated Financial Statements

Balance Sheet, page F-2

16. In response to the Staff’s comment, the Company revisited the accounts receivable evaluation and the need for any allowance for doubtful accounts. The Company’s independent registered public accounting firm reviewed and re-confirmed the correctness of the balance and the recoverability of the same. The same has been reclassified in accordance with ASC 210-10-S99-1.

17. In response to the Staff’s comment, the Company has reclassified and relabeled the Notes Payable that were Convertible Notes.

18. The Company has revised the Stockholders’ Equity section of the Balance Sheet to quantify the amount of common and preferred shares issued and outstanding at each balance sheet date.

Cash Flows Statement, page F-4

19. In response to the Staff’s comment the Company has corrected the classification of notes payable so that they appear as financing activities.

PotNetwork Holdings, Inc.

July 5, 2019

Stockholders’ Equity, page F-5

20. The Preferred Shares are now included in Stockholders’ Equity.

21. The Company has revised its additional paid in capital in accordance with this comment.

Notes on Accounts to the financial statements for the year 2018

Note 1 - Organization and Description of Business, page F-7

22. Retained earnings of the wholly owned subsidiary as of the “reverse triangular merger” resulted in the calculation of Goodwill [ASC 805-40 Business Combinations] for $281,428.29. Since the “reverse triangular merger” was a “reversal ab initio” of the holding company reorganization in February 2018, the calculation of [ASC 805-40 Business Combinations] was also reversed.

Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-8

23. We have revised Note 2 to disclose our accounting policy for Advances & Accounts Receivable.

24. Pursuant to this comment we have removed footnotes related to property & equipment, intangible assets or inventory.

Note 11 - Notes Payable to Sign N Drive, page F-12

25. The Company has provided additional detail regarding the terms of the loan. Additionally, accounting entries were made for the conversion price by debiting the Loan account and crediting the common stock account.

General

26. No response required.

27/28. Blockchain Crypto Technology, Corp. has not commenced operations and no resources have been allocated to the subsidiary at this time.

PotNetwork Holdings, Inc.

July 5, 2019

If the Staff has any further comments regarding Amendment No. 1 or any subsequent amendments to the Company’s offering statement on Form 10, please feel free to contact the undersigned or our counsel, Jonathan Leinwand, Esq. (954) 903-7856.

Very Truly Yours,

POTNETWORK HOLDINGS INC.

By:	/s/ Kevin Hagen
Kevin Hagen, CEO